

September 10, 2012

Via E-mail
Mr. Kenneth Stead
Chief Executive Officer
Kat Gold Holdings Corp.
1149 Topsail Rd.
Mount Pearl, Newfoundland
A1N 5G2, Canada

>        **Re:    Kat Gold Holdings, Corp.**
>             **Amendment No. 2 to Registration Statement on Form S-1**
>             **Filed August 23, 2012**
>             **Response dated September 5, 2012**
>             **File No. 333-180734**

Dear Mr. Stead:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    It appears that several of your Canadian mineral licenses are no longer in good standing.  For instance, according to the Newfoundland Department of Natural Resources website, you license numbers 018404M, 016909M, and 17485M have been canceled.  Please advise and update your disclosure as appropriate.

2.      Please forward to our engineer, as supplemental information and not as part of filing, a copy of your land and mineral rights and the permits giving your company the right to explore or mine in Ghana pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files.  If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 418(b) of Regulation C.  If there are any questions concerning the above request, please phone John Coleman, Mining Engineer, at 202-551-3610.

Background, page 4

3.      In certain instances your filing describes your company as a development stage company. Pursuant to the definitions in paragraph (a)(4) of Industry Guide 7, only companies with a mineral reserve may refer to themselves as development stage companies.  Please revise your filing accordingly.

Company Background, page 25

4.      Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) of Industry Guide 7.

5.      Please ensure the following information is disclosed for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and the responsible party for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

6. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing.

7.      We note that you disclose mineral resources and estimates of quantities of mineralized materials throughout your filing.  The provisions in paragraph (b)(5)(3) of Industry Guide 7 generally limit the disclosure of mineralization to proven or probable reserves in filings with the United States Securities and Exchange Commission.  Please revise to remove all resource disclosure and estimates of quantities of mineralized materials that do not meet the definition of a proven or probable reserve as defined in paragraph (a) of Industry Guide 7.

8.      Additionally, pursuant to paragraph (a) of Industry Guide 7 the terms ore, ore body, and ore grade are generally synonymous with the term reserve.  Please revise to remove such terms from your disclosure.

9.      We note your disclosure of sample results.  When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose the location and type of sample.

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets.  Present a balanced disclosure of the drill and sampling results.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

    Please revise your disclosures to comply with this guidance.

10.    We note your disclosure regarding current operations in regards to your Ghanaian property.  Please clarify if this is a producing property and, if so, revise to include the relevant production and sales information pursuant to the Instructions to Item 102 of Regulation S-K.  This information should include tonnes, grade, contained metal, and recoveries of the material mined, processed, and sold.

11.    Please provide an overview of the specific exploration and mining permits required to explore and extract in Ghana.  This information should include any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 49

Liquidity and Capital Resources, page 54

12.    We note your response to comment 4 from our letter dated August 29, 2012.  Revise here and under the risk factor titled "Our relationship with our parent company may lead to a conflict of interest for our management" to remove all remaining statements which suggest that Kat Exploration may fund operations post spin-off.  For example, revise the statement "[w]e cannot assure you that we will receive further capital contributions from Kat Exploration in the future…" on page 54.  Make sure that the filing clearly conveys whether the information provided relates to pre or post spin-off operations.  For example, clarify how the conflicts noted in the aforementioned risk factor will or will not change post spin-off.

Results of Operations, page 56

13.    Revise the disclosure added in response to comment 5 from our letter dated August 29, 2012 to indicate that you recorded a goodwill impairment of $16,100,000 during the six months ended June 30, 2012, not $11,600,000.  In addition, revise the second sentence in each of paragraphs 3 and 5 on page 55 to denote that net losses were attributable to operating expenses and primarily to impairment charges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:     Via E-mail to
        Henry Nisser, Esq.
        Sichenzia Ross Friedman Ference LLP